Exhibit 2

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES 36.83% U3O8 OVER 6.5 METRES

FROM ZONE A OF THE PHOENIX DEPOSIT

Toronto, ON – April 30, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to report the receipt of assay results from the 2014 winter drilling program on the Phoenix deposit at the Wheeler River property and the completion of the winter exploration program in Saskatchewan.

Ron Hochstein, President and CEO of Denison stated that “We are very encouraged by the results of our 2014 winter exploration program. We have identified several targets on properties deserving of further follow-up, and on the Wheeler River property have intersected additional high grade mineralization and made a new exciting discovery of basement hosted mineralization at the Gryphon zone. Overall, this was a very successful program.”

Wheeler River

A total of 11 drill holes were completed at Zone A of the Phoenix deposit this winter in an effort to expand the higher grade mineralization. Assays from all 11 drill holes have now been received. Probe results for the first eight drill holes have been previously reported. The highlight is drill hole WR-548 which returned 36.8% U3O8 over 6.5 metres. Figure 1 shows the drill hole locations. The table below compares the probe and assay grades at a cut-off grade of 1.0% U3O8, except as noted.

A new mineral resource estimate for the Phoenix deposit is being prepared, and will be followed by filing of a technical report in accordance with the requirements of National Instrument 43-101. The Company expects it to be completed in June.

Phoenix Deposit Zone A Intersections

	Down Hole Probe				Assay
Hole Number	From	To	Length	% eU3O8[1]	From	To	Length	% U3O8
WR-538[2]	392.4	397.5	5.1	2.14	393.0	398.0	5.0	2.92
and	403.8	407.1	3.3	0.87	404.0	407.0	3.0	1.17
and	408.2	409.6	1.4	1.36	408.5	411.0	2.5	0.74
WR-539	401.6	405.1	3.5	11.63	400.0	405.0	5.0	13.12
WR-541[2]	397.6	408.2	10.6	0.22	Core Recovery <80%, probe results used
WR-543[2]	411.4	412.9	1.5	0.14	Not Assayed
WR-545	403.3	406.4	3.1	16.98	401.7	405.2	3.5	24.47
WR-546	406.3	407.4	1.1	7.91	404.9	406.4	1.5	5.41
WR-548	407.9	414.4	6.5	29.61	406.8	413.3	6.5	36.83
WR-550	407.3	412.0	4.7	18.37	406.2	410.2	4.0	29.32
WR-555	405.9	408.6	2.7	12.92	404.5	407.5	3.0	15.99
WR-559	404.5	406.8	2.3	5.26	Core Recovery <80%, probe results used
and	408.7	410.5	1.8	1.60	Core Recovery <80%, probe results used
WR-561A2	417.5	418.5	1.0	0.06	418.0	419.5	1.5	0.11

Note:	1. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe.

     2. Cut-off grade is 0.05% U3O8.

As all of the above drill holes are vertical and the mineralization is approximately horizontal, the intersection lengths are approximately equal to the true thickness.

In addition to the Phoenix deposit drilling, a total of 16 drill holes were completed at other target areas at Wheeler River, most of which were located along the K trend and resulted in the discovery of high grade basement hosted mineralization at the Gryphon zone, as reported last month. Assay results from the Gryphon zone drill holes are still pending and are expected in May.

The Wheeler River property lies between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Other Properties

Denison participated in 12 other exploration programs (ten of which were operated by Denison) during the winter in the eastern Athabasca Basin, including eight drill programs. All winter drilling activities are now complete with some geophysical surveys still underway. Highlights included intersections of weak uranium mineralization at the Oban target area at Waterbury Lake, intersections of weak uranium mineralization and strong base metal mineralization at Hatchet Lake, and intersections of weak uranium mineralization at Bell Lake.

At Waterbury Lake, exploration drilling was completed along the western strike extension of the Discovery Bay corridor west of the J Zone uranium deposit, and also at the Oban target area three kilometres north of the J Zone. Three drill holes intersected weak uranium mineralization, one of which was in the Discovery Bay corridor, with the other two being at Oban. The best down-hole probe result was WAT14-406A at Oban, which intersected 0.09% eU3O8 over 3.0 metres from 250 to 253 metres at the sub-Athabasca unconformity. The mineralization is associated with graphitic fault zones and strong hydrothermal alteration. Denison is encouraged by these results as the zone is wide open along strike in both directions. A significant amount of follow up drilling is required. Waterbury Lake is located 10 kilometres west of the McClean Lake mill and is a joint venture between Denison (60%) and a Korean Consortium (40%).

At Hatchet Lake, a 2,030 metre, 10 hole program of diamond drilling was completed. A broad zone of weak uranium mineralization was observed near the unconformity in drill hole RL-14-19, which intersected 0.025% U3O8 over 8.5 metres from 124.2 to 132.7 metres. Additionally, significant base metal mineralization comprised of 3.3% Pb, 0.27% Zn and 19.6 g/t Ag over 9.6 metres was intersected in drill hole RL-14-27 from 148.0 to 157.6 metres. Additional drilling is planned for the property in 2015. Hatchet Lake is located 16 kilometres north of the McClean Lake mill and is a joint venture between Denison (59%) and Anthem Resources (41%).

Finally, eleven drill holes were completed at Denison’s 100% owned Bell Lake property. Weak uranium mineralization was intersected in several holes, with the best down-hole probe results being returned from the Bell South grid area. Drill hole BL-14-22 intersected 0.028% eU3O8 over 2.5 metres from 517.1 to 519.6 metres at the sub-Athabasca unconformity, including 0.065% eU3O8 over 0.6 metres in a massive clay and hematite altered zone. Denison is encouraged by the volume of strong alteration in the sandstone and basement in several of the drill holes at Bell South, and follow up drilling is planned for 2015. Bell Lake is located along the Athabasca seasonal road, 37 kilometres northwest of the McClean Lake mill.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 43 projects and totals approximately 584,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
PHOENIX A URANIUM DEPOSIT
WHEELER RIVER PROPERTY
Denison 60% Cameco 30% JCU 10%
• Only the highest grade intersections are shown where drill holes have more than one mineralized interval. * See news release for multiple intervals.
• Intersections from 2014 winter drill program using downhole probe equivalent grade and chemical assay.
• Grade x Thickness contours based on results to hole WR-561A of the 2014 winter program.
• To accompany press release dated Apr 30th, 2014
drill hole collar and trace
pelite
graphitic pelite
garnetiferous pelite
semipelite
quartzite
WS thrust fault
WS hangingwall fault
cross fault
Uranium Intersection
WR-559*
5.26%eU3O8/2.3m
WR-539
13.12%U3O8/5.0m
WR-545
24.47%U3O8/3.5m
WR-541
0.22%eU3O8/10.6m
WR-548
36.83%U3O8/6.5m
WR-561A
0.11%U3O8/1.5m
WR-538*
2.92%U3O8/5.0m
WR-543
0.14%eU3O8/1.5m
WR-546
5.41%U3O8/1.5m
WR-555
15.99%U3O8/3.0m
WR-550
29.32%U3O8/4.0m
PHOENIX A
L600N
L550N
L500N
L450N
L400N
0
200m
398.107
158.489
63.096
25.000
10.000
3.981
1.585
0.631
0.251
0.100
0.040
0.016
0.006
0.003
0.001
0.000
grade*thickness
(%U3O8(%eU3O8)*m)